UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)

RALPH LAUREN CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	001-13057	13-2622036
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification Number)

650 Madison Avenue
New York, New York 10022
(Address of Principal Executive Offices and Zip Code)

Christopher Peterson
Executive Vice President –
Chief Administrative Officer
and Chief Financial Officer
(212) 318-7000
 (Name and telephone number, including area
code, of the person to contact in connection
with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2013.

Explanatory Note

This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of Ralph Lauren Corporation for the reporting period from January 1 to December 31, 2013, which was filed with the Securities and Exchange Commission on June 2, 2014 (the “Original SD Report”), is being filed solely for purposes of amending and restating the chart of smelters and refineries included in Section 4 of the Conflict Mineral Report filed as an exhibit to the Original SD Report in its entirety.

Except as described above, this Form SD/A does not modify or update disclosure in, or exhibits to the Original SD Report.

Section 1 – Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

Ralph Lauren Corporation (the “Company”) designs, markets, and distributes premium lifestyle products including: men’s, women’s, and children’s apparel; accessories; footwear; fragrances; and home furnishings.  The Company operates globally in three distinct but integrated business segments: Wholesale, Retail, and Licensing.  The Company does not directly manufacture products but rather contracts for the manufacture of certain products.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).  A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://investor.ralphlauren.com.

Reasonable Country of Origin Inquiry

In 2012, the Company initiated a process to determine whether products supplied to the Company by its suppliers, vendors, factories and licensees (the “Supply Chain Participants”) during the Reporting Period contained one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”) as defined in Section 15(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  As part of this review process, the Company also sought to determine whether any Conflict Minerals contained in products supplied to the Company during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or were from scrap or recycled sources (the “reasonable country of origin inquiry” or “RCOI”).

As part of its RCOI, the Company utilized a survey (the “Conflict Minerals Survey”) which required each Supply Chain Participant to provide information regarding: (i) the types of products, raw materials, or product components it provided to the Company during the Reporting Period; (ii) whether any such products, raw materials or product components contained Conflict Minerals; (iii) whether any Conflict Minerals provided to the Company were sourced from the Covered Countries; (iv) whether any Conflict Minerals provided to the Company came from recycled or scrap sources; and (v) whether the Supply Chain Participant had identified the smelter that provided the Conflict Minerals.  The Conflict Minerals Survey incorporated, but was not limited to, questions from the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Extractives Working Group (the “EICC/GeSI Reporting Template”).  The Company received responses from all Supply Chain Participants that manufactured products for the Company during the Reporting Period.

The Company reviewed the responses to the Conflict Minerals Survey for completeness, reasonableness, and reliability.  As part of this process, the Company reviewed the specifications, designs, bills of materials, and purchase orders of certain products to determine the types of raw materials and components used in making those products.  As necessary, the Company contacted certain Supply Chain Participants in order to seek clarification on specific responses or to request more information.

Based upon a review of the responses to the Conflict Minerals Survey, the Company identified which Supply Chain Participants supplied the Company with products, raw materials, or components that contained Conflict Minerals during the Reporting Period.  The Company believes that the Conflict Minerals supplied by these Supply Chain Participants were necessary to the functionality or production of products manufactured for the Company during the Reporting Period.

The Company also reviewed which of the Supply Chain Participants were able to identify smelters and/or make declarations regarding the origin of any Conflict Minerals contained in products, raw materials, or components provided to the Company during the Reporting Period.

Conclusions from Reasonable Country of Origin Inquiry

Based on the Company’s RCOI, the Company has determined that it has no reason to believe that Conflict Minerals used in the following products may have originated in the Covered Countries: watches and fine jewelry produced by Ralph Lauren Watch & Jewelry Company, S.A.R.L., a joint venture in which the Company has a 50% interest.

For other products, the Company has concluded that the responses obtained in its RCOI are insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the Company’s products originated in a Covered Country or came from scrap or recycled sources.

Item 1.02

The Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD.  A copy of the Company’s Conflict Minerals Report may be found at http://investor.ralphlauren.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report of Ralph Lauren Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on June 4, 2014.

RALPH LAUREN CORPORATION (Registrant)

By:	/s/ Christopher Peterson

Name:	Christopher Peterson
Title:	Executive Vice President, Chief Administrative
Officer, & Chief Financial Officer